Mail Stop 7010

    October 11, 2005

via U.S. mail and facsimile

Mr. Kent Lufkin
TF Financial Corporation
3 Penns Trail
Newtown, Pennsylvania 18940

    Re: TF Financial Corporation
  Form 10-K for the year ended December 31, 2004
    Filed March 30, 2005
    File No. 0-24168

Dear Mr. Lufkin:

    We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

    If you have any further questions regarding our review of
your
filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

    Sincerely,

    John Cash
    Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

    DIVISION OF
CORPORATION FINANCE